EXHIBIT 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Reminder - Availability of Form 20-F/Annual Report in electronic and physical form

Marine Harvest reminds investors that it has previously filed its Form 20-F with the U.S. Securities and Exchange Commission (SEC). The 2014 Form 20-F can be downloaded from the SEC website (www.sec.gov) and at www.marineharvest.com. In addition, Marine Harvest's Annual Report is available on the Company's website and can be ordered in hard copy free of charge by writing to Marine Harvest ASA, Attn. Stefania Lombardi, PO Box 4102 Sandviken, 5835 Bergen, NORWAY, alternatively by email to stefania.lombardi@marineharvest.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.